Exhibit 1

MTS Announces First Quarter 2015 Financial Results

Vexigo results will be consolidated starting the second quarter of 2015

Ra’anana, Israel –May 7, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a provider of mobile virtual network enabler, mobile money and telecommunications expense management solutions and services, today announced its financial results for the first quarter of 2015.

As previously announced, the Company’s shareholders at an extraordinary general meeting that took place on April 1, 2015, approved the acquisition of Vexigo Ltd. and Vexigo now operates as a wholly-owned subsidiary of MTS. As the closing of the acquisition of Vexigo occurred on April 1, 2015, its results will be consolidated in the financial statements of MTS commencing the second quarter of 2015. Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units with a cutting-edge, in-house optimization platform providing precise targeting in a safe environment for both advertisers and website owners.

Revenues for the first quarter of 2015 were $1.8 million, compared with $1.8 million in revenues during the same quarter last year. The Company’s operating loss was $299,000 in the first quarter of 2015, compared to an operating loss of $313,000 in the first quarter of 2014. Net loss in the first quarter of 2015 was $227,000, or $(0.05) per diluted share, compared to a net loss of $315,000, or $(0.07) per diluted share, in the first quarter of 2014.

As of March 31, 2015, MTS had cash and cash equivalents of $4.9 million. In consideration for the acquisition of 100% of the outstanding shares of Vexigo, the Company paid $3.0 million at closing (April 1, 2015) to the selling shareholders and will make two additional quarterly payments of $500,000 each. In order to provide the Company with additional liquidity, the selling shareholders have agreed to postpone the payment of the first quarterly payment from July 1, 2015 to later in the third quarter of 2015.

According to Vexigo's unaudited financial results as of March 31, 2015, Vexigo’s revenues for the three months period ended March 31, 2015 were $4.2 million, with operating income of $1.1 million and net income of $1.0 million.

The unaudited financial results of Vexigo are based on Vexigo’s revenue recognition policy that presents revenue based on a gross (rather than net) basis. It is possible that at such time as we will consolidate Vexigo results into our financial statements, a portion of its revenues will be presented on a net basis, resulting in the presentation of lower revenues and cost of revenues, but with no change to the gross profit.

"The Vexigo transaction is an important step in carrying out our strategy to enhance our business and should be immediately accretive to our earnings," said Lior Salansky, CEO of MTS. "This new line of business will diversify our existing portfolio of telecom products and services, IoT solutions and cloud solutions. We intend to continue to strengthen our portfolio of products that help our customers reduce costs, increase revenues and gain a competitive advantage in their markets,” concluded Mr. Salansky.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions, an IOT/M2M enablement platform used by mobile service providers, and with the acquisition of Vexigo, a provider of video advertising solutions for online and mobile platforms.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units with a cutting-edge, in-house optimization platform providing precise targeting in a safe environment for both advertisers and website owners.

The Vexigo Visualizr is a publishing platform based on proprietary software that allows website owners to showcase their content in the form of an alluring and exciting personalized magazine across all devices, including wearables. With a full suite of monetization tools, the Visualizr is a real breakthrough in content monetization.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,908	$4,864
Restricted cash	318	648
Marketable securities	136	136
Trade receivables, net	622	579
Other accounts receivable and prepaid expenses	210	75

Total current assets	6,194	6,302

LONG-TERM ASSETS:
Severance pay fund	605	604

PROPERTY AND EQUIPMENT, NET	116	118

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	348	389

Total other assets	3,827	3,868

Total assets	$10,742	$10,892

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$272	$254
Accrued expenses and other liabilities	1,890	2,525
Deferred revenues	2,138	1,706
Liabilities of discontinued operations	233	282

Total current liabilities	4,533	4,494

LONG-TERM LIABILITIES
Accrued severance pay	732	712
Deferred tax liability	54	54
Total long-term liabilities	786	766

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,419	20,400
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(9)	(8)
Accumulated deficit	(14,971)	(14,744)

Total shareholders' equity	5,423	5,632

Total liabilities and shareholders' equity	$10,742	$10,892

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2015	2014
Revenues:
Services	$1,348	$1,460
Product sales	485	338

Total revenues	1,833	1,798

Cost of revenues:
Services	494	619
Product sales	115	175

Total cost of revenues	609	794

Gross profit	1,224	1,004

Operating expenses:
Research and development	282	355
Selling and marketing	561	478
General and administrative	680	484

Total operating expenses	1,523	1,317

Operating loss	(299)	(313)
Financial income, net	23	3

Loss before taxes on income	(276)	(310)
Taxes on income, net	-	5

Net loss from continuing operations	$(276)	$(315)

Net income from discontinued operations	49	-

Net loss	$(227)	$(315)

Net loss per Ordinary share:

Basic and diluted net loss per Ordinary share	$(0.05)	$(0.07)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	4,672,664	4,665,557